UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Name of Subject Company)

AMÉRICA MÓVIL, S.A.B. de C.V.

(Offeror)

Series L Shares, without par value,

American Depositary Shares, each of which represents 20 Series L Shares,

Series A Shares, without par value, and

American Depositary Shares, each of which represents 20 Series A Shares

(Title of Class of Securities)

N/A (Series L Shares)

879403780 (American Depositary Shares)

N/A (Series A Shares)

879403707 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Lago Zurich 245

Colonia Granada Ampliación

Plaza Carso / Edificio Telcel

11529 México, D.F., México

Telephone: (5255) 2581-4449

with copies to

Nicolas Grabar, Esq.

Daniel Sternberg, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,132,704,674.51	$473,607.96

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Series L Shares, no par value (including Series L Shares represented by American Depositary Shares), and Series A Shares, no par value (including Series A Shares represented by American Depositary Shares), in each case other than shares owned directly or indirectly by the Filing Person at a purchase price of Ps. 10.50 in cash per share. As of September 30, 2011, there were 9,816,383,486 Series L Shares outstanding (including Series L Shares represented by American Depositary Shares), of which 4,718,505,340 are owned directly or indirectly by the Filing Person, and there were 373,520,432 Series A Shares outstanding (including Series A Shares represented by American Depositary Shares), of which 91,994,660 are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 5,097,878,146 outstanding Series L Shares and 281,525,772 Series A Shares. The Transaction Valuation was calculated in Mexican pesos (Ps.) and converted into U.S. dollars at the U.S. dollar-Mexican peso exchange rate for October 5, 2011 reported by Banco de México, as published in the Official Gazette of the Federation (Diario Oficial de la Federación), which was US$1.00 = Ps. 13.6675.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 0.00011460 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $473,607.96	Filing Party: AMÉRICA MÓVIL, S.A.B. de C.V.
Form or Registration No: 005-60737	Date Filed: October 11, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) by América Móvil, S.A.B. de C.V. (“América Móvil”) on October 11, 2011. The Schedule TO relates to the offer by América Móvil (the “Tender Offer”) to purchase any and all Series A Shares (the “Telmex Series A Shares”), American Depositary Shares each representing 20 Telmex Series A Shares (the “Telmex A Share ADSs”), Series L Shares (the “Telmex Series L Shares”), and American Depositary Shares each representing 20 Telmex Series L Shares (the “Telmex L Share ADSs” and, together with the Telmex A Share ADSs, the “Telmex ADSs” and, together with the Telmex Shares, the “Telmex Securities”) of Teléfonos de México, S.A.B. de C.V. (“Telmex”), other than Telmex Securities held by América Móvil or by its subsidiaries, Carso Global Telecom, S.A.B. de C.V. (“CGT”) and Empresas y Controles en Comunicaciones, S.A. de C.V. (“Empresas y Controles”). The Tender Offer is being made on the terms and subject to the conditions set forth in the offer to purchase dated October 11, 2011 (the “Offer to Purchase”) attached and filed with the Schedule TO as Exhibit (a)(i).

Items 1 through 11 and Item 13 of the Schedule TO and Items 1 through 14 of the Schedule 13E-3, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 1 refer to the Offer to Purchase.

Schedule TO-T

The last sentence of the last paragraph before the exhibit list on the Schedule TO is amended and restated in its entirety to read as follows:

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 and Item 13 of this Schedule TO and to Items 1-14 of the related Schedule 13E-3.

Offer to Purchase – Cover Page

The sentence in the box on the front cover of the Offer to Purchase is amended and restated in its entirety to read as follows:

THIS TENDER OFFER CAN BE ACCEPTED BY AND TENDERED ADSs AND SHARES CAN BE WITHDRAWN UNTIL 5:00 P.M., NEW YORK CITY TIME ON NOVEMBER 11, 2011 UNLESS THE TENDER OFFER IS EXTENDED

The second paragraph on the back side of the front cover of the Offer to Purchase is amended and restated in its entirety to read as follows:

We have not attempted to comply with the laws that might apply to the Offer in any jurisdiction other than the United States and Mexico. It is possible that the laws of some other jurisdictions may restrict the making of the Offer, the distribution of this offer to purchase, or the tender of Telmex Securities, but we are not aware of any such restriction. If we become aware of any jurisdiction in which the making of the tender offer or the election to tender Telmex Securities in connection therewith would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.

SUMMARY TERM SHEET – Expiration Date

The first sentence of the paragraph “Expiration Date” on page 1 is amended and restated in its entirety to read as follows:

The U.S. Offer will expire at 5:00 p.m., New York City time on November 11, 2011, unless the U.S. Offer is extended in accordance with U.S. tender offer rules.

SUMMARY TERM SHEET – Does the Offer provide for a subsequent offering period?

The first paragraph under “Does the Offer provide for a subsequent offering period?” on page 8 is amended and restated in its entirety to read as follows:

Any subsequent offering period will be announced by means of a press release no later than 9:00 a.m. New York City time on the next business day after the expiration date of the initial offering period.

SUMMARY TERM SHEET – If I decide not to tender, what will happen to my Telmex Shares after the completion of the Offer?

The second paragraph on page 7 is amended and restated in its entirety to read as follows:

If you do not tender your Telmex Securities, you will remain a shareholder of Telmex or a holder of Telmex ADSs. After the completion of the Offer, the number of Telmex Securities remaining in public circulation may be so small that there may no longer be an active trading market for the Telmex Shares in Mexico or the Telmex ADSs in the United States. América Móvil does not have the intention, nor are there any reasonably available means under applicable Mexican law to “squeeze out” holders that elect not to accept the Offer and to remain shareholders of Telmex.

SPECIAL FACTORS – Certain Effects of the Tender Offer – Effects in Mexico – Market for Shares and Delisting in Mexico

The following sentence is added after the second paragraph on page 18:

If you do not tender your Telmex Securities, you will remain a shareholder of Telmex or a holder of Telmex ADSs. After the completion of the Offer, the number of Telmex Securities remaining in public circulation may be so small that there may no longer be an active trading market for the Telmex Shares in Mexico or the Telmex ADSs in the United States. América Móvil does not have the intention, nor are there any reasonably available means under applicable Mexican law to “squeeze out” holders that elect not to accept the Offer and to remain shareholders of Telmex.

SPECIAL FACTORS – Certain Effects of the Tender Offer – Effects in Mexico – Subsequent Purchases of Telmex Securities

The second paragraph under “Subsequent Purchases of Telmex Securities” on page 18 is amended and restated in its entirety to read as follows:

Separately from the establishment of the Telmex Repurchase Trust, depending on the size of the public float after the Offer, we may be required by the CNBV to make an additional offer for Telmex Securities that would be open to all remaining holders wherever located. Applicable Mexican law provides that the consideration in any such additional offer be at least the greater of an average trading price of the relevant security (the volume weighted average price over the thirty trading days prior to the commencement of the offer) and their book value as of the end of the fiscal quarter prior to the announcement of the offer. However, under all circumstances, the price payable in any such offer would be at least equal to the Offer price (subject to appropriate adjustments for stock splits, dividends or similar events) and would be paid in cash.

SPECIAL FACTORS – Position of América Móvil Regarding Fairness of the Tender Offer to Unaffiliated Holders of Telmex Securities

The fourth bullet point under “Position of América Móvil Regarding Fairness of the Tender Offer to Unaffiliated Holders of Telmex Securities” on page 20 is amended and restated in its entirety as follows:

We believe that, except for the Offer, unaffiliated holders of Telmex Securities would not have, and will not likely have in the foreseeable future, an opportunity to dispose of their Telmex Securities at prices other than those available in private or open market transactions because we have no current plans of disposing of our interest in Telmex. See—“Purpose of and Reasons for the Tender Offer; Plans for Telmex Following the Tender Offer—Plans for Telmex Following the Tender Offer.”

The fifth bullet point under “Position of América Móvil Regarding Fairness of the Tender Offer to Unaffiliated Holders of Telmex Securities” on page 20 is amended and restated in its entirety as follows:

The board of directors of Telmex has determined to inform Telmex shareholders that the board believes the Offer price is fair, from a financial point of view, to unaffiliated shareholders of Telmex Securities.

The seventh bullet point under “Position of América Móvil Regarding Fairness of the Tender Offer to Unaffiliated Holders of Telmex Securities” on page 20 is amended and restated in its entirety as follows:

Acceptance of the Offer is voluntary and we do not have the intention to “squeeze out” unaffiliated holders that elect not to accept the Offer and to remain shareholders of Telmex.

The second paragraph under “Position of América Móvil Regarding Fairness of the Tender Offer to Unaffiliated Holders of Telmex Securities” on page 20 is amended and restated in its entirety as follows:

We recognize, however, that there are also some detriments to unaffiliated holders that elect to sell their Telmex Securities in the Offer, including the following:

•	Selling shareholders not affiliated with América Móvil will no longer be able to participate in any future growth of Telmex.

•	Certain selling shareholders may incur a taxable gain from the sale of their Telmex Securities.

SPECIAL FACTORS – Opinion of América Móvil’s Financial Advisor

The section “Opinion of América Móvil’s Financial Advisor” beginning on page 28 is amended and restated in its entirety as follows:

Citigroup was retained by the board of directors of América Móvil as financial advisor in connection with the Offer, and to render an opinion to the board of directors and the Audit and Corporate Practices Committee with respect to the fairness to América Móvil, from a financial point of view, of the consideration to be paid by América Móvil in the Transaction. Citigroup is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. América Móvil selected Citigroup to render an opinion to the board of directors and the Audit and Corporate Practices Committee based on Citigroup’s reputation as an internationally recognized investment banking firm, its experience and expertise in the valuation of businesses and their securities in connection with mergers and acquisitions, its experience in the telecommunications industry, its experience in valuing companies operating in Mexico and its familiarity with América Móvil.

Citigroup will receive a fee from América Móvil for its services in connection with the Offer, which became payable upon the delivery of its opinion. Subject to certain limitations, Citigroup will receive reimbursement for all reasonable travel and other expenses (including the reasonable fees and expenses of Citigroup’s legal counsel) incurred in performing its services in connection with its engagement. América Móvil has also agreed to indemnify Citigroup and its related persons against liabilities, including, but not limited to, liabilities under the federal securities laws, arising out of its engagement.

Citigroup and its affiliates in the past have provided, currently are providing and in the future may provide, services to América Móvil and certain of its affiliates, for which services Citigroup and its affiliates have received, and expect to receive, compensation. In the two years prior to the date of its opinion, Citigroup provided services to América Móvil and certain of its affiliates that were unrelated to the Offer, and received fees in connection with such services. In the two years prior to the date of its opinion, Citigroup provided investment banking services to América Móvil in connection with mergers and acquisitions, and underwriting various credit, bond or loan facilities, including (i) acting as financial advisor to América Móvil in connection with its acquisition of CGT, (ii) acting as lender to América Móvil in June 2010 for a $2.0 billion Bilateral Credit Agreement, (iii) acting as joint lead arranger and bookrunner in May 2011 in connection with a $2.0 billion revolving US Dollar credit facility and a $2.0 billion revolving Euro credit facility to América Móvil, (iv) acting as co-manager in June 2010 in connection with two revolving Euro credit facilities in an aggregate amount of $2.165 billion, (v) acting as joint bookrunner in March 2010 in connection with an international bond offering by América Móvil in an aggregate principal amount of $4.0 billion, and (vi) acting as joint bookrunner in March 2010 in connection with a domestic bond offering by América Móvil in an aggregate principal amount of Ps. 14.881 billion. As compensation for such investment banking services provided by Citigroup to América Móvil in the two years prior to the date of its opinion, Citigroup received fees of approximately $7.6 million in aggregate. In addition, in the two years prior to the date of its opinion, Citigroup provided non-investment banking services to América Móvil, such as foreign exchange, cash management and loan portfolio management, for which Citigroup received fees and compensation of approximately $38.7 million in the aggregate. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of América Móvil, Telmex or the affiliates of América Móvil and Telmex for its own account or the account of Citigroup customers and, accordingly, any at any time, may hold a long of short position in such securities. The consideration to be paid in the Offer was determined solely by América Móvil, and Citigroup made no recommendation to América Móvil with respect to the amount of the consideration to be paid in the Offer.

THE TENDER OFFER – Section 1 – Terms of the Tender Offer and Expiration Date – General

The last paragraph on page 33 is amended and restated in its entirety to read as follows:

We have not attempted to comply with the laws that might apply to the Offer in any jurisdiction other than the United States and Mexico. It is possible that the laws of some other jurisdictions may restrict the making of the Offer, the distribution of this offer to purchase, or the tender of Telmex Securities, but we are not aware of any such restriction. If we become aware of any jurisdiction in which the making of the tender offer or the election to tender Telmex Securities in connection therewith would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.

THE TENDER OFFER – Section 5 – Conditions to the Tender Offer

The first sentence of the last paragraph of “Conditions to the Tender Offer” on page 46 is amended and restated in its entirety to read as follows:

The occurrence of any of the foregoing events or circumstances will be determined by us in our reasonable judgment.

THE TENDER OFFER – Section 13 – Miscellaneous

The first paragraph on page 58 is amended and restated in its entirety to read as follows:

This offer to purchase is intended solely for holders of Telmex Shares that are U.S. residents and holders of Telmex ADSs. Separate offering materials in Spanish have been published in Mexico, as required by Mexican law. We have not attempted to comply with the laws that might apply to the Offer in any jurisdiction other than the United States and Mexico. It is possible that the laws of some other jurisdictions may restrict the making of the Offer, the distribution of this offer to purchase, or the tender of Telmex Securities, but we are not aware of any such restriction. If we become aware of any jurisdiction in which the making of the tender offer or the election to tender Telmex Securities in connection therewith would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The following text is inserted as the fourth paragraph on page 58:

On October 21, 2011, an alleged holder of Telmex Securities (the “Plaintiff”) filed a putative shareholder class action lawsuit on behalf of the holders of Telmex ADRs against Telmex in the United States District Court for the Southern District of New York, captioned La Corte v. Telefonos de Mexico, S.A.B. de C.V., No. 11-CIV-7481 (S.D.N.Y. Oct. 21, 2011), seeking to enjoin the acquisition of Telmex Shares by América Móvil and money damages in an undisclosed amount (the “Complaint”). The Plaintiff’s Complaint alleges that Telmex made misleading statements and material omissions in violation of Section 14(d) of the Exchange Act in the Schedule TO that we filed with the SEC on October 11, 2011. Telmex has not yet been served with the Complaint or responded to it.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel
Date:	October 26, 2011